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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                                F5 NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    315616102
                         -------------------------------
                                 (CUSIP Number)

    Richard C. Hedreen                    Robert C. Diercks
    P.O. Box 9006                         Foster Pepper & Shefelman PLLC
    Seattle, Washington 98109             1111 Third Avenue, Suite 3400
    (206) 624-8909                        (206) 447- 4400

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 October 2, 2001
                         -------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 5 pages

------------------------                              --------------------------
CUSIP NO. 315616102                    13D             Page 2 of 5 Pages
------------------------                              --------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       HEDREEN JOINT VENTURE

----- --------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                   (b) |_|

----- --------------------------------------------------------------------------
  3     SEC USE ONLY


----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC

----- --------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Washington

----- --------------------------------------------------------------------------
                 ----- ---------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY         1,326,842
    OWNED BY     ----- ---------------------------------------------------------
      EACH         8    SHARED VOTING POWER
   REPORTING
     PERSON      ----- ---------------------------------------------------------
      WITH         9    SOLE DISPOSITIVE POWER
                        1,326,842
                 ----- ---------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,326,842
----- --------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----- --------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       5.4%
----- --------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN

----- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages

Item 1.     Security and Issuer.

     This statement relates to the Shares of Common Stock, no par value per share, (the "Shares") of F5 Networks, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 401 Elliottt Avenue West, Seattle, Washington 98119.

Item 2.     Identity and Background.

     The persons filing this statement are Hedreen Joint Venture ("HJV"). HJV is a Washington joint venture whose principal business is administering the brokerage accounts of the joint venturers (the "Venturers") as one pooled fund for the sole purpose of cross-collateralization. Richard C. Hedreen is JV's sole manager. The principal office of JV is P.O. Box 9006, Seattle, Washington 98109. The names, business addresses and principal business of the Venturers are as follows:

     a. Richard C. Hedreen, P.O. Box 9006, Seattle, Washington 98109. Mr. Hedreen is the sole manager of the JV. Mr. Hedreen is a real estate developer and investor.

b. Cypress Partners Limited Partnership, P. O. Box 9006, Seattle, Washington 98109.

c. Cypress Nevada LLC, P. O. Box 50401, Henderson, Nevada 89016.

d. Elizabeth Hill Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.

e. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Elizabeth Hill Irrevocable Trust.

f. Guy Hedreen Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.

g. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Guy Hedreen Irrevocable Trust.

h. Jane Hedreen Irrevocable Trust P.O. Box 9006, Seattle, Washington 98109.

i. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Jane Hedreen Irrevocable Trust.

j. R.C. Hedreen Co., P.O. Box 9006, Seattle, Washington 98109.

k. Richard C. Hedreen, P.O. Box 9006, Seattle, Washington 98109. Mr. Hedreen is the president of R.C. Hedreen Co.

l. Hedreen Coinstar Trust, P.O. Box 9006, Seattle, Washington 98109.

m. Guy M. Hedreen, P.O. Box 9006, and Seattle, Washington 98109. Mr. Hedreen is the trustee of the Hedreen Coinstar Trust.

n. Hedreen Family Limited Partnership, P.O. Box 9006, Seattle, Washington 98109

o. Richard C. Hedreen and Elizabeth Ann P. Hedreen, P.O. Box 9006, Seattle, Washington 98109. Mr. and Mrs. Hedreen are the general partners of the Hedreen Family Limited Partnership.


                                Page 3 of 5 pages

p. Hedreen Grandchildren's Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.

q. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Hedreen Grandchildren's Irrevocable Trust.

r. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Carl Hedreen Irrevocable Trust.

s. R.C. Hedreen Co., P. O. Box 9006, Seattle, Washington 98109. R.C. Hedreen Co. is the manager of Cypress Nevada LLC.

t. Carl Hedreen Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.


During the last five years, to the best knowledge of Mr. Hedreen and HJV, neither Mr. Hedreen, the HJV nor any other person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Business  address of HJV:  P.O. Box 9006,  Seattle,  Washington
98109.

Item 3.    Source and Amount of Funds and Other Consideration.

     The source and amount of the funds used in making the purchases of the shares of Common Stock described herein was a charge to the margin account of HJV at J P Morgan for 747,875.

Item 4.    Purpose of Transaction.

     The JV and the beneficial owners of the Shares acquired the Shares of the Issuer for investment purposes. At this time, they have no intention of acquiring any material amount of additional shares of the Issuer, although the reserve the right to make additional material purchases on the open market and in private transactions.

Item 5.    Interest in Securities of the Issuer.

     Mr. Hedreen may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,326,842 shares of Common Stock of the Issuer. Such shares represent 5.4% of the Outstanding Common Stock of the Issuer. This percentage amount is based upon 24,799,397 shares of Common Stock of the Issuer Outstanding on August 6, 2001, as reported by the Issuer on Form 10-Q (file No. 000-26041) filed on or about August 15, 2001.


                                Page 4 of 5 pages

      HJV purchased 75,000 shares of Common Stock of the Issuer on October 2, 2001 at a price of $8.55 per share on the open market and purchased 12,500 shares of Common Stock of the Issuer on October 3, 2001 at a price of $8.53 per share on the open market. These are the only transactions involving shares of the Issuer effected by Mr. Hedreen or HJV during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     N/A


Item 7.    Material to be Filed as Exhibits.

     N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 10, 2001


                               /s/Richard C. Hedreen
                               -------------------------------------------------


                                Page 5 of 5 pages